

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Hector Ruiz
General Counsel
Canoo Inc.
19951 Mariner Avenue
Torrance, California 90503

> **Re: Canoo Inc.**
> **Registration Statement on Form S-3**
> **Filed on February 10, 2023**
> **File No. 333-269695**

Dear Hector Ruiz:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Bradley Ecker at (202) 551-4985 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing